UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [            ].

SCHEDULE 13D

(Amendment No.     )

CUSIP No.: 397624 20 6

(1)	Name of reporting person Shannon J. Diener (formerly known as Shannon J. Dempsey)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Citizen of the United States of America
	(7)	Sole voting power 1,016,154 shares of Class B Common Stock (as of May 7, 2012)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 1,016,154 shares of Class B Common Stock (as of May 7, 2012)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 1,016,154 shares of Class B Common Stock (as of May 7, 2012)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) Less than five percent
(14)	Type of reporting person IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D (AMENDMENT NO.     )

FOR SHANNON J. DIENER

Background of Filing

This Schedule 13D (Amendment No. __) (this “Schedule 13D”) is being filed solely on behalf of Shannon J. Diener (“Ms. Diener”), formerly known as Shannon J. Dempsey. Previous to this filing, on May 24, 2010, Ms. Diener filed her initial Schedule 13D jointly with members of her deceased husband’s family and associated family trusts.

Ms. Diener was co-trustee of a family trust called the Nob Hill Trust. The Nob Hill Trust owns 2,127,026 shares of Class B Common Stock. Ms. Diener was also trustee of a family trust called the Nob Hill Trust II. On December 29, 2011, a new trustee was appointed to succeed Ms. Diener and the other co-trustees of the Nob Hill Trust and to succeed Ms. Diener as the trustee of the Nob Hill Trust II. As a result, Ms. Diener no longer beneficially owned the shares owned by the Nob Hill Trust and the Nob Hill Trust II. In addition, on December 29, 2011, Ms. Diener ceased to be the beneficial owner of more than five percent of the voting securities of the Company.

Item 1.	Security and Issuer

This Schedule 13D pertains to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Ms. Diener.

(b)	The business address for Ms. Diener is 65 East State Street, Suite 2100, Columbus, Ohio 43215.

(c)	Present Principal Occupation or Employment of Ms. Diener: Investor

(d)	Conviction in Criminal Proceedings: Ms. Diener has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: Ms. Diener has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of Ms. Diener: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

As trustee under various family trusts, Ms. Diener is the beneficial owner of 1,016,154 shares of Class B Common Stock. These trusts acquired all of these shares by gift or for no consideration.

Item 4.	Purpose of Transaction

As described in the Background Information section, on December 29, 2011, Ms. Diener ceased to be the beneficial owner of more than five percent of the voting securities of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)	Ms. Diener is the beneficial owner of 1,016,154 shares of Class B Common Stock representing less than five percent of the outstanding shares of Class B Common Stock.

(b)	Ms. Diener has the sole power to vote and dispose of 1,016,154 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. Diener is the sole trustee.

(c)	No transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Diener.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by Ms. Diener.

(e)	As described in the Background Information section, on December 29, 2011, Ms. Diener ceased to be the beneficial owner of more than five percent of the voting securities of the Company.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. Diener and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 7, 2012	/s/ Shannon J. Diener
Shannon J. Diener